Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2020 Financial Results

TAIPEI, Taiwan, March 31, 2021 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2020.

Highlights for Year Ended December 31, 2020

For 2020, GigaMedia reported revenues of $6.9 million, with a gross profit of $3.9 million, an operating loss of $2.2 million and the net loss of $1.3 million.

"In spite of a slower fourth quarter, GigaMedia closed 2020 with encouraging results as a whole," said GigaMedia CEO James Huang. "Wider customer base, sustainable revenues, and higher profitability. With our internally-driven growth, improved cost structure and effective marketing, we have been steadily delivering our strategy and making good progress."

Compared to the prior year, the 2020 performance exhibited overall improvements. Our gross margin rate has risen by 3.1% to 57.0% from 53.9% in 2019, and consequently the gross profit increased by 9.4% while the revenues slightly increased by 3.5%. The loss from operations was also cut by 28.6% from $3.0 million in 2019, and the net loss narrowed by 22.0%.

Meanwhile, in 2020 GigaMedia has entered and executed a purchase agreement to acquire ownership of $10 million principal amount of convertible promissory note issued by Aeolus Robotics Corporation ("Aeolus"), an R&D company engaged in developing AI-enabled service robots. We have made an announcement for this strategic investment on August 31, 2020, immediately after the closing of the agreement. The issuance of this convertible note provided Aeolus its much-needed working capital, and through this funding, GigaMedia is exploring possibilities of further strategic cooperation with Aeolus.

Fourth Quarter and Full Year Overview

•

Consolidated 4Q revenues decreased by 30.1% quarter-on-quarter mainly due to seasonality, and by 5.7% year-over-year as certain of our licensed games have entered the decline stage. Full year revenues increased 3.5% to $6.9 million from $6.6 million in 2019.

•

Loss from operations for 4Q was $0.6 million, representing a loss increase from $0.4 million in 3Q, mainly due to a decrease in gross profit and an increase in selling and marketing expenses. Full year operating loss was $2.2 million, representing a loss reduction of $0.9 million from approximately $3.0 million for 2019.

•	The net asset value was approximately $4.89 per share as of the end of 2020.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia's digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2020

GIGAMEDIA FY20UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY20	FY19	Change (%)
Revenues	6,875	6,645	3.5%
Gross Profit	3,919	3,581	9.4%
Loss from Operations	(2,153)	(3,015)	NM
Net Loss Attributable to GigaMedia	(1,293)	(1,659)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.12)	(0.15)	NM
EBITDA (A)	(1,899)	(3,035)	NM
Cash, Cash Equivalents and Restricted Cash	46,002	58,274	-21.1%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•

Consolidated revenues for the year ended December 31, 2020 was $6.9 million, increased from $6.6 million in the prior year. The increase was mainly to our efforts in revitalizing and boosting Tales Runner, a 14-year-old game we have been licensed to operate in Hong Kong.

•

Consolidated loss from operations for 2020 was $2.2 million, compared to a loss of $3.0 million in the last year. The decrease of loss was due to the improvement in cost structure and effectiveness in selling and marketing activities.

•	Consolidated net loss for 2020 was $1.3 million, improved from a net loss of $1.7 million in the prior year. Loss per share for 2020 was $0.12 per share, compared to $0.15 last year.
•	Cash, cash equivalents and restricted cash at the year end of 2020 amounted to $46.0 million.

For the Fourth Quarter

GIGAMEDIA 4Q20 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q20	3Q20	Change (%)	4Q20	4Q19	Change (%)
Revenues	1,418	2,028	-30.1%	1,418	1,504	-5.7%
Gross Profit	818	1,196	-31.6%	818	1,025	-20.2%
Loss from Operations	(607)	(357)	NM	(607)	(399)	NM
Net Loss Attributable to GigaMedia	(340)	(248)	NM	(340)	(271)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.03)	(0.02)	NM	(0.03)	(0.02)	NM
EBITDA (A)	(411)	(317)	NM	(411)	(574)	NM
Cash, Cash equivalents and Restricted cash	46,002	46,869	-1.8%	46,002	58,274	-21.1%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•

Consolidated revenues for the fourth quarter of 2020 decreased by 30.1% quarter-on-quarter from $2.0 million to $1.4 million mainly due to seasonality, and decreased by 5.7% year-over-year mainly as revenues from certain licensed games dwindled.

•	Consolidated loss from operations of the fourth quarter of 2020 was $0.6 million, compared to a loss of $0.4 million in the last quarter.
•	Consolidated net loss of the fourth quarter of 2020 was $0.3 million, loss slightly increased from a net loss of $0.2 million in the last quarter.
•	Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2020 amounted to $46.0 million, which slightly decreased from $46.9 million at the end of the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $46.0 million, or approximately $4.16 per share, along with zero bank loan. Our shareholders’ equity was approximately $54.1 million of as of December 31, 2020.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of March 31, 2021. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

"Evidently, GigaMedia has been moving steadily towards break-even and beyond," said CEO James Huang. "In 2021, we continue to boost productivities by introducing fast-paced playability, enhancing new comer accessibility, and promoting customer relationships."

Meanwhile, our business strategies always include expanding through mergers and acquisitions. "We will also continue reviewing strategic opportunities that would enable us to accelerate our growth and enhance shareholders' value," stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2020 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2020 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2020	09/30/2020	12/31/2019	12/31/2020	12/31/2019
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,417,636	2,028,138	1,503,848	6,875,225	6,644,924
Other revenues	—	—	—	—	—
	1,417,636	2,028,138	1,503,848	6,875,225	6,644,924
Operating costs
Cost of Digital entertainment service revenues	599,458	831,732	479,341	2,956,289	3,064,201
Cost of other revenues	—	—	—	—	—
	599,458	831,732	479,341	2,956,289	3,064,201
Gross profit	818,178	1,196,406	1,024,507	3,918,936	3,580,723
Operating expenses
Product development and engineering expenses	324,404	341,023	213,241	1,326,987	1,185,299
Selling and marketing expenses	466,093	374,462	427,090	1,618,560	1,995,284
General and administrative expenses and others	634,118	836,107	571,562	3,120,665	3,182,212
Impairment losses	—	—	208,921	—	208,921
Other	163	2,157	2,957	5,262	24,060
	1,424,778	1,553,749	1,423,771	6,071,474	6,595,776
Income (loss) from operations	(606,600)	(357,343)	(399,264)	(2,152,538)	(3,015,053)
Non-operating income (expense)
Interest income	73,403	71,014	322,587	613,016	1,483,375
Foreign exchange gain (loss) - net	142,951	39,214	(84,774)	198,694	(67,741)
Other - net	50,256	(1,132)	(110,020)	47,423	(59,571)
	266,610	109,096	127,793	859,133	1,356,063
Loss before income taxes	(339,990)	(248,247)	(271,471)	(1,293,405)	(1,658,990)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(339,990)	(248,247)	(271,471)	(1,293,405)	(1,658,990)
Loss per share attributable to GigaMedia
Basic:	(0.03)	(0.02)	(0.02)	(0.12)	(0.15)
Diluted:	(0.03)	(0.02)	(0.02)	(0.12)	(0.15)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2020	09/30/2020	12/31/2019
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	45,702,352	46,333,621	57,742,696
Accounts receivable - net	274,584	322,000	368,445
Prepaid expenses	87,728	155,357	112,243
Restricted cash	300,000	535,605	530,984
Other receivables	3,579	36,450	261
Other current assets	157,020	165,411	138,601
Total current assets	46,525,263	47,548,444	58,893,230

Marketable securities - noncurrent	10,000,000	10,000,000	—
Property, plant & equipment - net	21,852	22,580	—
Intangible assets - net	3,640	16,186	—
Prepaid licensing and royalty fees	130,718	142,860	43,915
Other assets	341,701	312,013	285,071
Total assets	57,023,174	58,042,083	59,222,216

Liabilities and equity
Accounts payable	69,931	74,138	64,337
Accrued compensation	474,456	403,753	200,455
Accrued expenses	1,041,256	1,397,399	1,079,234
Unearned revenue	949,853	1,041,862	1,364,749
Other current liabilities	387,712	545,974	874,434
Total current liabilities	2,923,208	3,463,126	3,583,209
Other liabilities	3,103	3,379	94,385
Total liabilities	2,926,311	3,466,505	3,677,594
Total equity	54,096,863	54,575,578	55,544,622
Total liabilities and equity	57,023,174	58,042,083	59,222,216

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2020	9/30/2020	12/31/2019	12/31/2020	12/31/2019
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(339,990)	(248,247)	(271,471)	(1,293,405)	(1,658,990)
Depreciation	1,192	752	10,888	2,833	60,964
Amortization	1,252	1,224	9,669	4,876	46,523
Interest income	(73,403)	(71,014)	(322,587)	(613,016)	(1,483,375)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(410,949)	(317,285)	(573,501)	(1,898,712)	(3,034,878)